EXHIBIT 12.1
Jones Apparel Group, Inc.
Statement Regarding Computation of Ratio of Earnings to Fixed Charges
(dollars in millions)

	Fiscal Quarter
	Ended April 3,	Year Ended December 31,
	2010	2009	2008	2007	2006	2005
Income (loss) before income taxes*	$62.5	$(70.1)	$(772.9)	$(58.5)	$(245.1)	$425.3
Fixed charges

Interest expense and amortization of financing costs	12.4	55.6	49.1	51.5	50.5	76.2
Portion of rent expense representing interest	8.9	39.5	41.0	42.0	41.0	50.1

Total fixed charges	21.3	95.1	90.1	93.5	91.5	126.3

Income (loss) before income taxes and fixed charges	$83.8	$25.0	$(682.8)	$35.0	$(153.6)	$551.6

Ratio of earnings to fixed charges	3.9	0.3	—	0.4	—	4.4
Coverage deficiency**	n/a	70.1	772.9	58.5	245.1	n/a

*	Earnings used in computing the ratio of earnings to fixed charges consisted of income before income taxes and fixed charges excluding capitalized interest.

**	For the periods in which a coverage deficiency is presented, earnings were inadequate to cover fixed charges by the amount of the deficiency.